SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 333-42720

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(Formerly the TV Guide, Inc. 401(k) Plan)

6922 Hollywood Boulevard

12th Floor

Los Angeles, CA 90028

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

6922 Hollywood Boulevard

12th Floor

Los Angeles, CA 90028

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Report of Independent Auditors

To the Plan Administrator

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN:

We have audited the accompanying statements of net assets available for benefits of Gemstar-TV Guide International, Inc. 401(k) Plan (formerly the TV Guide, Inc. 401(k) Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gemstar-TV Guide International, Inc. 401(k) Plan (formerly the TV Guide, Inc. 401(k) Plan) at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Los Angeles, California	/s/ Ernst & Young LLP
June 26, 2003

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Cash	$60,717	$73,585
Investments at fair value:
Common/collective trust funds	27,066,021	26,642,771
Mutual funds	36,068,279	36,358,297
Common stock	312,860	2,130,948
Preferred stock	86,536	117,565
Participant loans	1,850,708	1,874,250

Total investments	65,384,404	67,123,831
Receivables:
Employee contributions	5,834	114,717
Employer contributions	2,355	58,853
Accrued income	9,043	8,334

Total receivables	17,232	181,904

Net assets available for benefits	$65,462,353	$67,379,320

See accompanying notes to financial statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Statement of Changes in Net Assets

Available for Benefits

Year Ended December 31, 2002

Additions to net assets available for benefits attributed to:
Investment income:
Interest	$134,971
Dividends	1,534,941

Total investment income	1,669,912
Contributions:
Employee	6,153,609
Employer, net of forfeitures	3,104,507

Net contributions	9,258,116
Net transfers from other plans	8,358,169

Net additions	19,286,197
Deductions from net assets available for benefits attributed to:
Net depreciation in fair value of investments	12,629,275
Benefits paid to participants	8,563,488
Other, net	10,401

Net deductions	21,203,164

Net decrease in net assets available for benefits	(1,916,967)
Net assets available for benefits:
January 1, 2002	67,379,320

December 31, 2002	$65,462,353

See accompanying notes to financial statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Notes to Financial Statements

December 31, 2002

(1)	Description of Plan

The following description of the Gemstar-TV Guide International, Inc. 401(k) Plan, (the “Plan”), formerly the TV Guide, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that is designed to qualify as a profit sharing and savings plan under Section 401(a) of the Internal Revenue Code, as amended (the “Code”). As of November 1, 2002, the Plan covers all employees of Gemstar-TV Guide International, Inc. who have completed one month of service and are age twenty-one or older. Prior to November 1, 2002, the Plan covered all employees of Gemstar-TV Guide International, Inc. who completed three months of service and were age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Code. The Plan sponsor is Gemstar-TV Guide International, Inc. (the “Company”).

On July 1, 2002, the following defined contribution retirement plans maintained by one or more subsidiaries of Gemstar-TV Guide International, Inc. were merged into the restated and amended TV Guide, Inc. 401(k) Plan: the Gemstar Employees 401(k) Profit Sharing Plan, the Nuvomedia Inc. 401(k) Plan, the Softbook Press 401(k) Plan, the SkyMall Incorporated 401(k) Plan, the VideoGuide 401(k) Plan and the Starsight Telecast, Inc. Employees 401(k) Savings Plan (each such plan is referred to as an “Affiliate Plan”), with the Plan as the survivor. In connection with the mergers, the net assets of each Affiliate Plan were transferred into the Plan. Effective July 1, 2002, the TV Guide, Inc. 401(k) Plan changed its name to the Gemstar-TV Guide International, Inc. 401(k) Plan and transferred the sponsorship of the Plan from TV Guide, Inc. to Gemstar-TV Guide International, Inc.

(b)	Plan Mergers

In July 2002, the net assets of each Affiliate Plan, which were transferred into the Plan, were as follows:

Gemstar Employees 401(k) Profit Sharing Plan	$1,533,173
Nuvomedia, Inc. 401(k) Plan	573,917
Softbook Press 401(k) Plan	851,435
SkyMall Incorporated 401(k) Plan	1,083,340
VideoGuide 401(k) Plan	2,170,138
Starsight Telecast, Inc. Employees 401(k) Savings Plan	2,146,166

TOTAL	$8,358,169

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

(1)	Description of Plan (continued)

(c)	Contributions

Participants can elect to contribute, through payroll deductions, from 1% to 25% of pre-tax compensation, as defined by the Plan, subject to annual limitations outlined by the Code. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant’s contribution of pre-tax compensation. The Company’s matching percentage is determined by the Company and announced prior to the beginning of the Plan year. For the year ended December 31, 2002, the Company matched 100% of the first 4% of each participant’s pre-tax compensation contributed. For any Plan year, additional matching contributions can be made at the discretion of the Company. There were no additional discretionary matching contributions made for the year ended December 31, 2002.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, rollover contributions and an allocation of the Plan’s earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant’s account.

(e)	Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting for the Company matching contributions is at a rate of 20% per year beginning after the participant’s first full year of service with an additional 20% for each of the next four years, achieving 100% vesting at five years of credited service; however, matching contributions made prior to January 1, 2003 for participants in the SkyMall Incorporated 401(k) Plan as of June 30, 2002, who became participants in the Plan on July 1, 2002, will vest as follows: 34% after two years, 67% after three years and 100% after four years. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

Company matching contributions plus actual earnings or losses thereon forfeited due to participants leaving the Plan prior to fully vesting are used to offset future Company matching contributions. Forfeitures used to offset Company matching contributions were $4,984 during the plan year ended December 31, 2002. At December 31, 2002, forfeited amounts totaling $657,525 are available to offset future Company matching contributions.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

(1)	Description of Plan (continued)

(g)	Payment of Benefits

Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, periodic payments over a designated period.

(h)	Participant Loans

Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (20 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal on the first business day of the month prior to the date the loan is funded plus 1%. The participant repays principal and interest either through payroll deductions or in such a manner as determined by the committee appointed to administer the Plan.

(i)	Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. The Company paid all administrative expenses in 2002.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation

The Plan’s investments are stated at fair value, based on quoted market prices, except for the participant loans that are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation of the fair value of its investments. This consists of realized gains or losses and unrealized appreciation or depreciation of those investments.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

(2)	Summary of Accounting Policies (continued)

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Concentration of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by Plan management to be limited due to the diversity of investments and the financial stability of the institutions involved. Additionally, the Plan exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

(3)	Investments

The following table presents the fair values of individual investments at December 31, 2002 and 2001:

	2002	2001
Merrill Lynch Equity Index Trust Tier 1; 135,336 shares at $62.65 per share and 143,780 shares at $80.60 per share at December 31, 2002 and 2001, respectively	$8,478,809	$11,588,649
Merrill Lynch Retirement Preservation Trust; 18,587,212 shares at $1.00 per share and 15,054,122 shares at $1.00 per share at December 31, 2002 and 2001, respectively	18,587,212	15,054,122

Total common/collective trust funds	27,066,021	26,642,771
PIMCO High Yield Fund Class A; 83,861 shares at $8.52 per share and 51,673 shares at $9.36 per share at December 31, 2002 and 2001, respectively	714,492	483,658
PIMCO Total Return Fund Class A; 510,874 shares at $10.67 per share and 343,541 shares at $10.46 per share at December 31, 2002 and 2001, respectively	5,451,029	3,593,437
ING International Value Fund Class A; 261,707 shares at $10.29 per share and 249,072 shares at $12.86 per share at December 31, 2002 and 2001, respectively	2,692,964	3,203,069
Merrill Lynch Global Allocation Fund, Inc. Class A; 18,224 shares at $11.43 per share at December 31, 2002	208,300	—
Merrill Lynch Small Cap Value Fund, Inc. Class A; 25,283 shares at $18.14 per share at December 31, 2002	458,627	—
Oppenheimer Capital Appreciation Fund Class A; 49,312 shares at $29.91 per share at December 31, 2002	1,474,919	—
Wells Fargo Large Company Growth Fund Class A; 392 shares at $37.74 per share at December 31, 2002	14,775	—

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

(3)	Investments (continued)

	2002	2001
Fidelity Advisor Diversified International Fund Class T; 59,740 shares at $11.23 per share at December 31, 2002	$670,882	$—
The Oakmark Equity and Income Fund Class II; 55,902 shares at $17.97 per share at December 31, 2002	1,004,556	—
Lord Abbett Small Cap Value Fund Class A; 10,577 shares at $18.19 per share at December 31, 2002	192,389	—
MFS Strategic Growth Fund Class A; 1,064 shares at $13.94 per share at December 31, 2002	14,836	—
Delaware Trend Fund Class A; 51,481 shares at $14.14 per share at December 31, 2002	727,944	—
Van Kampen American Value Fund Class A; 41,060 shares at $15.11 per share at December 31, 2002	620,412	—
Van Kampen American Value Fund Class B; 3 shares at $18.13 per share at December 31, 2001	—	46
Van Kampen American Value Fund; 55,446 shares at $15.11 per share and 69,826 shares at $18.83 per share at December 31, 2002 and 2001, respectively	837,786	1,314,819
Pioneer Growth Shares Class A; 331,251 shares at $9.05 per share and 331,399 shares at $13.90 per share at December 31, 2002 and 2001, respectively	2,997,823	4,606,452
Dreyfus Premier Balanced Fund Class A; 429,376 shares at $10.59 per share and 451,928 shares at $13.00 per share at December 31, 2002 and 2001, respectively	4,547,088	5,875,065
Alliance Technology Fund Class A; 49,120 shares at $38.35 per share and 47,226 shares at $67.22 per share at December 31, 2002 and 2001, respectively	1,883,760	3,174,504
Massachusetts Investors Trust Class A; 249,044 shares at $12.87 per share and 200,630 shares at $16.58 per share at December 31, 2002 and 2001, respectively	3,205,195	3,326,449
Davis New York Venture Fund Class A; 398,782 shares at $20.94 per share and 423,940 shares at $25.43 per share at December 31, 2002 and 2001, respectively	8,350,502	10,780,798

Total mutual funds	36,068,279	36,358,297
Gemstar-TV Guide International, Inc. Common Stock; 79,227 shares at $3.25 per share and 74,512 shares at $27.70 per share at December 31, 2002 and 2001, respectively	257,487	2,063,979
The News Corporation Limited Common Stock; 2,445 shares at $22.65 per share and 2,531 shares at $26.46 per share at December 31, 2002 and 2001, respectively	55,373	66,969

Total common stock	312,860	2,130,948

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

(3)	Investments (continued)

	2002	2001
The News Corporation Limited Preferred Stock; 3,297 shares at $26.25 per share and 3,696 shares at $31.81 per share at December 31, 2002 and 2001, respectively	$86,536	$117,565
Participant loans	1,850,708	1,874,250

	$65,384,404	$67,123,831

The following schedule presents the net depreciation in fair value for each significant class of investment for the year ended December 31, 2002:

Common/collective trust funds	$(2,538,655)
Mutual funds	(8,030,337)
Common stock	(2,041,356)
Preferred stock	(18,927)

$(12,629,275)

(4)	Parties-in-Interest and Related Party Transactions

Certain plan investments are common/collective trust funds maintained by Merrill Lynch affiliate, Merrill Lynch Bank USA. Merrill Lynch Retirement Services Group performs recordkeeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

Certain plan investments are common stock of the Company and common and preferred stock of The News Corporation, which owns approximately 43% of the Company’s outstanding stock.

(5)	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule 1

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

(formerly the TV Guide, Inc. 401(k) Plan)

Plan’s Sponsor EIN: 95-4782077

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
*	Merrill Lynch:
	Equity Index Trust Tier 1	Common/collective trust	135,336 shares	$8,478,809
	Retirement Preservation Trust	Common/collective trust	18,587,212 shares	18,587,212
	PIMCO:
	High Yield Fund Class A	Mutual fund	83,861 shares	714,492
	Total Return Fund Class A	Mutual fund	510,874 shares	5,451,029
	ING International Value Fund Class A	Mutual fund	261,707 shares	2,692,964
*	Merrill Lynch:
	Global Allocation Fund, Inc. Class A	Mutual fund	18,224 shares	208,300
	Small Cap Value Fund, Inc. Class A	Mutual fund	25,283 shares	458,627
	Oppenheimer Capital Appreciation Fund Class A	Mutual fund	49,312 shares	1,474,919
	Wells Fargo Large Company Growth Fund Class A	Mutual fund	392 shares	14,775
	Fidelity Advisor Diversified International Fund Class T	Mutual fund	59,740 shares	670,882
	The Oakmark Equity and Income Fund Class II	Mutual fund	55,902 shares	1,004,556
	Lord Abbett Small Cap Value Fund Class A	Mutual fund	10,577 shares	192,389

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
	MFS Strategic Growth Fund Class A	Mutual fund	1,064 shares	$14,836
	Delaware Trend Fund Class A	Mutual fund	51,481 shares	727,944
	Van Kampen:
	Van Kampen American Value Fund Class A	Mutual fund	41,060 shares	620,412
	Van Kampen American Value Fund	Mutual fund	55,446 shares	837,786
	Pioneer Growth Shares Class A	Mutual fund	331,251 shares	2,997,823
	Dreyfus Premier Balanced Fund Class A	Mutual fund	429,376 shares	4,547,088
	Alliance Technology Fund Class A	Mutual fund	49,120 shares	1,883,760
	Massachusetts Investors Trust Class A	Mutual fund	249,044 shares	3,205,195
	Davis New York Venture Fund Class A	Mutual fund	398,782 shares	8,350,502
*	Gemstar-TV Guide International, Inc. Common Stock	Common stock	79,227 shares	257,487
*	The News Corporation Limited Common Stock	Common stock	2,445 shares	55,373
*	The News Corporation Limited Preferred Stock	Preferred stock	3,297 shares	86,536
*	Participant Loans	Interest rates from 4.25% to 10.5%		1,850,708

				$65,384,404

*	Party-in-Interest as defined by ERISA

See accompanying auditors’ report and notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(K) PLAN

By:	/s/ STEPHEN H. KAY
Stephen H. Kay
Executive Vice President and General Counsel
Gemstar-TV Guide International, Inc.

Date: June 30, 2003

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

99.1	Certification by Jeff Shell, Chief Executive Officer of Gemstar-TV Guide International, Inc.

99.2	Certification by Paul Haggerty, Acting Chief Financial Officer of Gemstar-TV Guide International, Inc.